ADDENDUM TO AND REVISION OF "TERM PROMISSORY NOTE"

THIS ADDENDUM TO AND REVISION OF "TERM PROMISSORY NOTE" represents a revision of and, to the extent noted, replacement or deletion of, certain terms of, the TERM PROMISSORY NOTE between the parties hereto dated December 12, 2008, for a principal amount of TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($250,000.00) (the "Term Promissory Note").

Lantern Advisors, LLC, whose business address is at 80 South Eighth Street, Suite 900, Minneapolis, Minnesota 55402 (c/o Joseph A. Geraci, II), or its registered assigns ("Payee") and Webdigs, Inc., a Delaware corporation whose principal executive office is at 3433 West Broadway St., NE, Suite 501, Minneapolis, Minnesota 55413, (the "Maker") hereby acknowledge a principal reduction of ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($100,000.00) as of **MAY 8, 2009** to the Term Promissory Note, making the principal amount of the Term Promissory Note TWO HUNDRED THOUSAND AND NO/100 DOLLARS.

Paragraph 1, Interest and Payments. of the Term Promissory Note shall be revised as follows: Maker shall make monthly interest payments to Payee in the amount equal to one percent (1%) of the outstanding principal (plus accrued but unpaid interest) as of the 15th of each calendar month, the equivalent of twelve percent (12%) interest per annum. Each monthly interest payment shall be made for interest accrued through the 15th of the current month. The first payment shall be made by May 15, 2009 in the amount of $2278 and then $1500 thereafter on the 15th of each month. The entire outstanding principal balance and accrued unpaid interest shall be due and payable on September 30, 2009 (the "Maturity Date"), unless accelerated earlier in accordance with Section 4 of this Note or unless converted by Payee in accordance with Section 14. Maker may prepay amounts due under this Note, in whole or in part, prior to the Maturity Date and without penalty. All payments under this Note shall be made by either cash, check or wire transfer of immediately available funds to Payee (pursuant to written instructions from Payee) and in United States Dollars (USD). In the event of non-payment or late payment of interest occurring after the 20th calendar day of any particular month (i.e., more than five days past due), interest shall accrue on the outstanding principal amount at the per annum rate of 18%.

Paragraph 14, Optional Conversion. of the Term Promissory Note shall be deleted in its entirety as of even date, and shall have no continuing effect or validity. Further, Payee's demand for conversion dated March 19, 2009, is hereby withdrawn and revoked by Payee. Payee acknowledges there is no current or existing demand for conversion under the Term Promissory Note, and acknowledges that no further or additional demands for conversion may be made under the Term Promissory Note or any addenda or revision thereto.

Paragraph 3. Issuance of Shares. Of the Term Promissory Note. In addition to the 200,000 shares previously issued, Maker shall issue to Payee, 300,000 shares of its common stock, which shall be duly authorized, validly issued, fully paid and non-accessable.

IN WITNESS WHEREOF, the undersigned have executed this Addendum to and Revision of Term Promissory Note,

WEBDIGS, INC.

By: Robert A. Buntz Jr

Its: CEO

LANTERN ADVISORS, LLC

By: Douglas A. Polinsky

Its: Manager